                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 14)

                    U.S. REALTY PARTNERS LIMITED PARTNERSHIP
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                                (Name of Issuer)

                          DEPOSITARY UNIT CERTIFICATES
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                         (Title of Class of Securities)

                                      NONE
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                                 (CUSIP Number)

                               MS. MARTHA L. LONG
                              SENIOR VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                55 BEATTIE PLACE
                        GREENVILLE, SOUTH CAROLINA 29601
                            TELEPHONE: (864) 239-1000

                                   Copies to:
                                GREGORY M. CHAIT
                                  M. TODD WADE
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                     191 PEACHTREE STREET, N.E., SUITE 1600
                             ATLANTA, GEORGIA 30303
                            TELEPHONE: (404) 572-6600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                SEPTEMBER 3, 2004
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

CUSIP NO. NOT APPLICABLE               13D                     PAGE 2 OF 8 PAGES

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 1       NAME OF REPORTING PERSONS: AIMCO PROPERTIES, L.P.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721

--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]

                                                                        (b) [X]
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 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS
         WC, BK
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 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
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   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY     --------------------------------------------------------------
   OWNED BY        8      SHARED VOTING POWER
EACH REPORTING
  PERSON WITH             828,227 UNITS
                  --------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                  --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          828,227 UNITS
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         828,227 UNITS
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         67.78%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
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

CUSIP NO. NOT APPLICABLE               13D                     PAGE 3 OF 8 PAGES

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS: AIMCO-GP, INC.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF           7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY         ----------------------------------------------------------
   OWNED BY            8      SHARED VOTING POWER
EACH REPORTING
  PERSON WITH                 828,227 UNITS
                      ----------------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                      ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER
                              828,227 UNITS
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         828,227 UNITS
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         67.78%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE               13D                     PAGE 4 OF 8 PAGES

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS: APARTMENT INVESTMENT AND MANAGEMENT COMPANY

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         MARYLAND
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   NUMBER OF         7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY       ------------------------------------------------------------
   OWNED BY          8     SHARED VOTING POWER
EACH REPORTING
  PERSON WITH              828,227 UNITS
                    ------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                           828,227 UNITS
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         828,227 UNITS
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         67.78%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE               13D                     PAGE 5 OF 8 PAGES

Item 1. Security and Issuer

         The name of the issuer is U.S. Realty Partners Limited Partnership, a Delaware limited partnership (the "Partnership"), the address of its principal executive offices is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number (864) 239-1000. The title of the class of equity securities to which this statement relates are the depositary unit certificates of the Partnership (the "Units").

         This Amendment No. 14 (this "Amendment") amends Items 1, 2, 3, 4 and 7 of the Statement on Schedule 13D filed previously by AIMCO Properties, L.P. or certain of its affiliates.

Item 2. Identity and Background

         (a) - (c), (f): This Amendment is being filed on behalf of each of the following persons (collectively "Reporting Persons"):

                  (1) AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is
                           (303) 757-8101. Its principal business concerns owning and operating multi-family residential properties.

                  (2) AIMCO-GP, Inc., a Delaware corporation, with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business is to act as the sole general partner of AIMCO Properties and AIMCO.

                  (3) Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business involves owning and managing multi-family residential properties.

         (d) - (e): During the past five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other Officer, Director, or General Partner thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP NO. NOT APPLICABLE               13D                     PAGE 6 OF 8 PAGES

Item 4. Purpose of Transaction

         The Partnership currently owns two properties, Governor's Park Apartments, a 154-unit apartment complex located in Little Rock, Arkansas ("Governor's Park") and Twin Lakes Apartments, a 262-unit apartment complex located in Palm Harbor, Florida ("Twin Lakes"). The Partnership has filed an Information Statement on Schedule 14C in connection with (i) the sale by the Partnership of Governor's Park to Brookside Properties, Inc., a Tennessee corporation (the "Third Party Purchaser") and an unaffiliated third party (the "Third Party Sale"); (ii) an amendment to the agreement of limited partnership of the Partnership (the "Partnership Agreement") to permit sales of the Partnership's property to the general partners of the Partnership (the "General Partners") or their affiliates (the "Amendment"); and (iii) the sale by the Partnership of Twin Lakes to Twin Lakes Apartments, L.L.C., a Delaware limited liability company (the "Affiliate Purchaser") and an affiliate of the General Partners and the Reporting Persons (the "Affiliate Sale"). The specific terms of the transactions are set forth in the Information Statement, filed on Schedule 14C filed on September 3, 2004.

         If the Third Party Sale and the Affiliate Sale are completed, the General Partners plan to distribute any available proceeds in accordance with the Partnership Agreement and applicable law. Upon the sale of the two properties, the Partnership will be dissolved in accordance with the terms of the Partnership Agreement.

         The units of limited partnership interest of the Partnership are registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Registration of the units under the Exchange Act may be terminated upon application of the Partnership to the Securities and Exchange Commission if the units are neither listed on a national securities exchange nor held by 300 or more holders of record. After a dissolution of the Partnership, the Partnership will apply to deregister the units under the Exchange Act.

         If either or both of the Third Party Sale and the Affiliate Sale are not completed, the Partnership will not be dissolved, and it will continue to operate the remaining property or properties as currently operated. Additionally, the units of limited partnership interest of the Partnership will remain registered under the Exchange Act.

         Except as set forth herein, no Reporting Person has any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; a purchase or sale or transfer of a material amount of the Partnership's assets; any changes in composition of the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization, indebtedness or distribution policy; of any other material changes in their structure or business; changes in the Partnership's charter or limited partnership agreement which may impede the acquisition or control of the Partnership by any person; or causing the Partnership's Units to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. AIMCO Properties or its affiliates may loan funds to the Partnership that may be secured by the Partnership's property. If any such loans are made, upon default of such loans, AIMCO Properties or its affiliates could seek to foreclose on the loan and related mortgage or security interest. However, AIMCO Properties expects that, consistent with

CUSIP NO. NOT APPLICABLE               13D                     PAGE 7 OF 8 PAGES

the fiduciary obligations of the general partner of the Partnership, the general partner will seek and review opportunities, including opportunities identified by AIMCO Properties, to engage in transactions which could benefit the Partnership, such as sales or refinancings of assets or a combination of the Partnership with one or more other entities, with the objective of seeking to maximize returns to limited partners. A merger or other consolidation transaction may require a vote of the limited partners of the Partnership in accordance with the Partnership's Limited Partnership Agreement or applicable state laws.

Item 7. Material to be Filed as Exhibits.

         Exhibit 7.1    Agreement of Joint Filing, dated October 5, 2004.

CUSIP NO. NOT APPLICABLE               13D                     PAGE 8 OF 8 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2004

                                       AIMCO PROPERTIES, L.P.


                                       By: AIMCO-GP, INC.
                                           -------------------------------------
                                           (General Partner)


                                       AIMCO-GP, INC.

                                       APARTMENT INVESTMENT AND
                                       MANAGEMENT COMPANY


                                       By: /s/ MARTHA L. LONG
                                           -------------------------------------
                                           Senior Vice President
                                           of each of the foregoing entities